Contacts:
Shmuel Arvatz                                        Adam J. Rosen
Chief Financial Officer                              (646) 536-3865
+972-3-765-9467                             arosen@rkequity.com
Shmuel.Arvatz@clicksoftware.com


              CLICKSOFTWARE REPORTS RECORD REVENUES AND NET PROFIT
                 FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2008

              Revenues up 56% to $15.7 Million, with net income of
                        $2.7 million, or $0.09 per share
--------------------------------------------------------------------------------

BURLINGTON,  MA, October 29, 2008 - ClickSoftware  Technologies Ltd.  (NasdaqCM:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced results for the third quarter ended September 30, 2008.

For the third quarter ended September 30, 2008, total revenues were $15.7 million, with net income of $2.7 million, or $0.09 per share. This compares with revenues of $10.1 million and net income of $0.7 million, or $0.03 per share, for the same period last year, and revenues of $11.0 million and net income of $0.1 million, or $0.00 per share, for the second quarter of 2008. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income was $2.9 million, or $0.10 per share, for the third quarter of 2008.

Software license revenues for the third quarter of 2008 were $7.2 million, while service and maintenance revenues were $8.5 million. This compares to software license revenues of $4.3 million and service and maintenance revenues of $5.8 million for the same period last year, and $3.1 million and $7.9 million, respectively, in the second quarter of 2008.

Gross profit in the third quarter of 2008 was $10.6 million, or 68% of revenues, compared to $6.0 million, or 59% of revenues, in the same period last year, and $6.7 million, or 61% of revenues, in the second quarter of 2008.

Cash, cash equivalents and short and long-term investments in the third quarter of 2008 increased to $25.3 million from $24.9 million at the end of the second quarter of 2008. Net cash provided by operating activities was $0.6 million during the third quarter of 2008.

"We are very pleased with our third quarter results, bringing our revenues and net profit to record levels. These results demonstrate the continued demand for our products and our leadership position in the workforce and service optimization market", said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "Recognizing the risk associated with the recent developments in the global economy, we are closely monitoring our pipeline and short-term prospects. We have good visibility into the coming quarter and are excited by the long-term prospects of ClickSoftware. Additionally, today's announcement on the reseller agreement with SAP will further support our long term growth trend. This agreement takes the partnership between the two companies to a new level as it will enable customers to buy ClickSoftware's products directly from SAP", he added.

Outlook
As previously announced on October 2, 2008, the Company currently expects to achieve annual revenues in the range of approximately $52 to $54 million dollars, exceeding the annual guidance of $48 to $50 million given at the beginning of the year. This will bring the year-over-year growth to the approximate range of 30% to 35%.

Investors Conference Call
ClickSoftware will host a conference call today at 9:30 a.m. EDT to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(800) 762-8908 and ask for the ClickSoftware conference call. International participants, please call (480) 629-1990. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (800) 406-7325 (international callers can dial (303) 590-3030), ID Code: 3928498.

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20F for the year ended December 31, 2007 and in subsequent filings with the Securities and Exchange Commission. Clicksoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


Note: Financial Schedules Attached

                         ClickSoftware Technologies Ltd.

                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)


                                                                   September 30      December 31
                                                                   -----------------------------
                                                                       2008            2007
                                                                   -----------------------------
                       ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                         $  9,015        $  9,054
    Short-term investments                                              15,480          15,054
    Trade receivables, net                                              13,384           6,883
    Other receivables and prepaid expenses                               1,345           1,040
                                                                   -----------------------------
                    Total current assets                                39,224          32,031
                                                                   -----------------------------

FIXED ASSETS
    Cost                                                                 3,381           2,885
    Less - accumulated depreciation                                      1,854           1,448
                                                                   -----------------------------
                    Total fixed assets                                   1,527           1,437
                                                                   -----------------------------

    Long-term investments                                                  758             602
    Severance pay deposits                                               1,415           1,163
                                                                   -----------------------------

                    Total Assets                                      $ 42,924        $ 35,233
                                                                   =============================


                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses                             $  9,214        $  7,281
    Deferred revenues                                                    6,773           5,803
                                                                   -----------------------------
                    Total current liabilities                           15,987          13,084
                                                                   -----------------------------

LONG TERM LIABILITIES
    Accrued severance pay                                                2,880           2,418
    Deferred revenues - Long term                                        3,444           2,919
                                                                   -----------------------------
                    Total long-term liabilities                          6,324           5,337
                                                                   -----------------------------

                    Total liabilities                                   22,311          18,421
                                                                   -----------------------------

SHAREHOLDERS' EQUITY
    Ordinary shares of NIS 0.02 par value                                  116             115
    Additional paid-in capital                                          74,481          73,803
    Accumulated deficit                                                (53,941)        (57,063)
    Treasury stock, at cost:  39,000 shares                                (43)            (43)
                                                                   -----------------------------
                    Total shareholders' equity                          20,613          16,812
                                                                   -----------------------------

                    Total liability and shareholders' equity          $ 42,924        $ 35,233
                                                                   =============================

                         ClickSoftware Technologies Ltd.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)

                                                                             Three Months Ended

                                                         September 30, 2008                   September 30, 2007
                                                   --------------------------------  -------------------------------------
                                                                          % of                                     % of
                                                              $          Revenues             $                  Revenues
                                                   --------------------------------  -------------------------------------
Revenues:
       Software license                                  $     7,190           46%           $     4,293              43%
       Services                                                8,474           54%                 5,762              57%
                                                   --------------------------------  -------------------------------------

             Total revenues                                   15,664          100%                10,055             100%
                                                   --------------------------------  -------------------------------------
Cost of revenues:
       Software license                                          763            5%                   712               7%
       Services                                                4,326           28%                 3,386              34%
                                                   --------------------------------  -------------------------------------
             Total cost of revenues                            5,089           32%                 4,098              41%
                                                   --------------------------------  -------------------------------------

Gross profit                                                  10,575           68%                 5,957              59%
                                                   --------------------------------  -------------------------------------
Operating expenses:
       Research and development costs, net                     1,749           11%                 1,496              15%
       Selling and Marketing expenses                          4,359           28%                 3,222              32%
       General and administrative expenses                     1,604           10%                 1,039              10%
                                                   --------------------------------  -------------------------------------

             Total operating expenses                          7,712           49%                 5,757              57%
                                                   --------------------------------  -------------------------------------
Net Income from operations                                     2,863           18%                   200               2%
Other income                                                       -             -                   216               2%
Interest, net                                                  (154)          (1)%                   249               2%
                                                   --------------------------------  -------------------------------------
Net income before taxes                                  $     2,709           17%          $        665               6%
                                                   -----------------------------------------------------------------------
Taxes on income                                                   51            0%                  (60)             (1)%
                                                   -----------------------------------------------------------------------
Net income                                               $     2,658           17%          $        725               7%
                                                   -----------------------------------------------------------------------

Net income per ordinary share:
Basic                                                    $      0.09                        $       0.03
                                                   --------------------------------  -------------------------------------
Diluted                                                  $      0.09                        $       0.02
                                                   --------------------------------  -------------------------------------

Shares used in computing basic
Net income per share                                      28,545,709                          28,352,213
                                                   --------------------------------  -------------------------------------
Shares used in computing diluted
Net income per share                                      29,278,508                          30,409,632
                                                   --------------------------------  -------------------------------------

                         ClickSoftware Technologies Ltd.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)


                                                                             Nine Months Ended

                                                         September 30, 2008                   September 30, 2007
                                                   --------------------------------  -------------------------------------
                                                                          % of                                     % of
                                                              $          Revenues             $                  Revenues
                                                   --------------------------------  -------------------------------------
Revenues:
       Software license                                  $    14,252           37%          $     12,418              42%
       Services                                               23,883           63%                17,187              58%
                                                   --------------------------------  -------------------------------------
             Total revenues                                   38,135          100%                29,605             100%
                                                   --------------------------------  -------------------------------------
Cost of revenues:
       Software license                                        1,610            4%                 1,929               7%
       Services                                               12,355           32%                 9,669              33%
                                                   --------------------------------  -------------------------------------
             Total cost of revenues                           13,935           37%                11,598              40%
                                                   --------------------------------  -------------------------------------

Gross profit                                                  24,200           63%                18,007              60%
                                                   --------------------------------  -------------------------------------
Operating expenses:
       Research and development costs, net                     4,960           13%                 4,149              14%
       Selling and Marketing expenses                         12,056           32%                 9,591              32%
       General and administrative expenses                     4,010           11%                 3,231              11%
                                                   --------------------------------  -------------------------------------

             Total operating expenses                         21,026           55%                16,971              57%
                                                   --------------------------------  -------------------------------------
Income from operations                                         3,174            8%                 1,036               3%
Other income                                                       -             -                   404               1%
Interest, net                                                    187            0%                   693               2%
                                                   --------------------------------  -------------------------------------
Net income before taxes                                  $     3,361            9%          $      2,133               6%
                                                   -----------------------------------------------------------------------
Taxes on income                                                  239            1%                  (12)               0%
                                                   -----------------------------------------------------------------------
Net income                                               $     3,122            8%          $      2,145               7%
                                                   -----------------------------------------------------------------------

Net income per ordinary share:
Basic                                                    $      0.11                        $       0.08
                                                   --------------------------------  -------------------------------------
Diluted                                                  $      0.11                        $       0.07
                                                   --------------------------------  -------------------------------------
Shares used in computing basic
  Net income per share                                    28,547,767                          28,190,978
                                                   --------------------------------  -------------------------------------

Shares used in computing diluted
  Net income per share                                    29,483,592                          29,490,538
                                                   --------------------------------  -------------------------------------

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123R, "Share-based Payment" ("123R"). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation .The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.


                         ClickSoftware Technologies Ltd.

            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (In thousands, except share and per share amounts)

                                                                             Three Months Ended

                                                         September 30, 2008                   September 30, 2007
                                                   --------------------------------  -------------------------------------
                                                                          % of                                     % of
                                                              $          Revenues             $                  Revenues
                                                   --------------------------------  -------------------------------------
GAAP Net income:                                         $     2,658           17%            $      725               7%
Adjustment of share-based compensation within:
       Cost of Services                                           31                                  30
       Research and development costs, net                        30                                  27
       Selling and Marketing expenses                             60                                  46
       General and administrative expenses                        90                                  97
                                                   --------------------------------  -------------------------------------
Net income excluding share-based compensation            $     2,869           18%            $       925               9%
                                                   -----------------------------------------------------------------------

GAAP Net income per ordinary share:
Basic                                                    $      0.09                          $     0.03
                                                   --------------------------------  -------------------------------------
Diluted                                                  $      0.09                          $     0.02
                                                   --------------------------------  -------------------------------------

Net income per ordinary share excluding
share-based compensation:
                                                   --------------------------------  -------------------------------------
Basic                                                    $      0.10                          $     0.03
                                                   --------------------------------  -------------------------------------
Diluted                                                  $      0.10                          $     0.03
                                                   --------------------------------  -------------------------------------

                         ClickSoftware Technologies Ltd.

            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (In thousands, except share and per share amounts)


                                                                             Nine Months Ended

                                                         September 30, 2008                   September 30, 2007
                                                   --------------------------------  -------------------------------------
                                                                          % of                                     % of
                                                              $          Revenues             $                  Revenues
                                                   --------------------------------  -------------------------------------
GAAP Net income:                                          $    3,122            8%            $    2,145               7%
Adjustment of share-based compensation within:
       Cost of Services                                           85                                  73
       Research and development costs, net                        80                                  62
       Selling and Marketing expenses                            165                                 109
       General and administrative expenses                       240                                 258
                                                   --------------------------------  -------------------------------------
Net income excluding share-based compensation              $   3,692           10%            $    2,647               9%
                                                   -----------------------------------------------------------------------

GAAP Net income per ordinary share:
Basic                                                      $    0.11                          $     0.08
                                                   --------------------------------  -------------------------------------
Diluted                                                    $    0.11                          $     0.07
                                                   --------------------------------  -------------------------------------

Net income per ordinary share excluding
share-based compensation:
                                                   --------------------------------  -------------------------------------
Basic                                                      $    0.13                          $     0.09
                                                   --------------------------------  -------------------------------------
Diluted                                                    $    0.13                          $     0.09
                                                   --------------------------------  -------------------------------------